Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
 Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or type responses)

1. Name and Address of Reporting Person* Hayes, Jeffrey W. (Last) (First) (Middle) 950 E. Paces Ferry Road, Suite 1575 (Street) Atlanta GA 30326 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 01/22/02		4. Issuer Name and Ticker or Trading Symbol Industrial Distribution Group, Inc. (IDG)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give ___ Other (specify title below) below) President, Midwest Division		6. If Amendment, Date of Original (Month/Day/Year) 2/01/02
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	4,486	D
Common Stock	2,016(1)	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  If the Form is filed by more than one person, see Instruction 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	(2)	2-23-2010	Common Stock	181(1)	$3.25	I	By Spouse

Explanation of Responses:

(1)  The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner or such securities for purposes of Section 16 or for any other purpose.
(2)  The option vests in one-third increments on each of the first three (3) anniversary dates of the grant.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Jeffrey W. Hayes Jeffrey W. Hayes	03/07/02 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
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